Stratasys Ltd.

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(952) 937-3000	+972-74-745-4400

January 11, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Technology

Jeff Kauten, Attorney-Advisor

Re:	Stratasys Ltd.
Registration Statement on Form F-3
Filed January 7, 2021
File No. 333-251938

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stratasys Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-251938) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 8:00 a.m., Eastern Time, on Wednesday, January 13, 2021, or as soon thereafter as may be practicable.

Please contact Jonathan M. Nathan, Adv. of Meitar Law Offices at jonathann@meitar.com or +972-52-312-5574 with any questions you may have concerning this request. In addition, please notify Mr. Nathan when this request has been granted.

Very truly yours,

STRATASYS LTD.

By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

cc:	J. David Chertok
Jonathan M. Nathan
(Meitar Law Offices)